April 30, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	QIWI plc (the “Company”)
File No. 333-187579
Registration Statement on Form F-1

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join the Company in requesting that the effective date for the registration statement referred to above be accelerated so that it may become effective at 4:00 p.m. Eastern Time on May 2, 2013, or as soon thereafter as possible.

In connection with the foregoing and pursuant to Rule 460 under the Securities Act, please be advised that between April 19, 2013 and May 2 2013, the Underwriters distributed copies of the preliminary prospectus dated April 19, 2013 as follows:

No. of Copies
Prospective Underwriters	2,791
Dealers	0
Institutions	855
Others	0
Total	3,646

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Sincerely,

J.P. MORGAN SECURITIES LLC
CREDIT SUISSE SECURITIES (USA) LLC
As representatives of the several underwriters

J.P MORGAN SECURITIES LLC

By:	/s/Alice Takhtajah
	Name:	Alice Takhtajah
	Title:	Executive Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Anthony Konteleon
	Name:	Anthony Konteleon
	Title:	Managing Director